UNITED STATES SECURITIES AND EXCHANGE COMMISSIONS
                        Washington, D.C. 20549


                              FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number 0-17500


                      VERSUS TECHNOLOGY, INC.
    (Exact name of registrant as specified in its charter)


  2600 Miller Creek Road, Traverse City, Michigan  49684  (231)946-5868
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                  Common Stock, $0.01 par value
    (Title of each class of securities covered by this Form)


                                 None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   (   )       Rule 12h-3(b)(1)(i)   (   )
        Rule 12g-4(a)(1)(ii)  ( X )       Rule 12h-3(b)(1)(ii)  (   )
        Rule 12g-4(a)(2)(i)   (   )       Rule 12h-3(b)(2)(i)   (   )
        Rule 12g-4(a)(2)(ii)  (   )       Rule 12h-3(b)(2)(ii)  (   )
                                          Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 322

Pursuant to the requirements of the Securities Exchange Act of 1934 Versus Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  08/29/03          By: ________________________________________
                              Gary T. Gaisser, President and CEO